[Letterhead of City Telecom (H.K.) Limited]
March 17, 2011
VIA EDGAR
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:	Larry Spirgel, Assistant Director Kathleen Krebs, Special Counsel Brandon Hill, Attorney-Advisor Dean Suchiro, Accountant Kyle Moffatt, Accountant Branch Chief
RE:      SEC comment letter dated March 4, 2011, File No. 000-30354
Dear Sirs:
We have received your SEC comment letter dated March 4, 2011 in which you requested additional information relating to certain disclosure items previously reported in our Form 20-F for the fiscal year ended August 31, 2010, filed December 17, 2010.
This letter is to confirm our conversation with Brandon Hill, Attorney-Advisor, granting us an extension to the initial 10 business days response deadline until March 24, 2011. This extended deadline will be of assistance to us as we require additional time to gather the necessary information to provide responses to your comments.
Please know that we will address each item noted in your comment letter on or before the updated response date of March 24, 2011. Again, we do appreciate you working with us on the timing of this requested response.
Sincerely,
City Telecom (H.K.) Limited
/s/ Lai Ni Quiaque
By: Lai Ni Quiaque
Title: Chief Financial Officer